

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 18, 2011

VIA U.S. MAIL

Mr. Benjamin Mischnick
Senior Counsel
Nationwide Life Insurance Company
One Nationwide Plaza, 1-09-V3
Columbus, Ohio 43215-2220

> Re: Nationwide Life Insurance Co. ("NW"); Nationwide Variable Account ("NWV")
> Initial Registration Statement on Form N-4
> NW-Destination Income Annuity (File Nos. 333-176908 & 811-02716)

Dear Mr. Mischnick:

The staff has reviewed the above-referenced registration statement which the Commission received on September 19, 2011. We have given the filing a full review and provided our comments below. Page references, section names and capitalized terms correspond to the courtesy copy provided to the Staff. Item references are to the item numbers set forth in Form N-4 unless otherwise indicated.

1. *General.*

a. Completeness. Please include a representation to the effect that the prospectus contains all material provisions of the contract and that any variations are pursuant to state law. If any provision varies based on state law, specifically disclose this in the description of the feature and identify any elements that may vary (*e.g.*, length of free-look period, what may be returned pursuant to free look, limits on loan amounts *etc.*).

b. Guarantees. Please disclose to the staff whether there are any types of guarantees (*e.g.*, as to any of the company's guarantees under the contract or will the company be primarily responsible for paying out on any guarantees associated with the contract) or support agreements (*e.g.*, pertaining to capitalization of the company) with third parties.

2. *Cover Page.*

a. Special Terms. The cover page states that the only way to purchase this contract is through Nationwide's "Customer Solutions Center," however, corresponding contact information is not provided here or in the glossary. Please indicate the appropriate address, toll-free telephone number other relevant contact information in one place or the other.

b. Underlying Mutual Funds. Please identify any investment options that are funds of funds and note that expenses of a fund of funds may be higher than a regular fund due to the two tiered level of expenses.

3. *Glossary (p. 2).*
a. Contract Issue Date. Several key definitions rely on the date a contract is issued. Please revise these definitions so they refer to the date the initial purchase payment is applied to the contract instead or make Contract Issue Date a defined term and include it in the glossary.

b. Variable Account. Currently, "Variable Account" is defined as "a separate account ... that contains Variable Account allocations." Please rewrite the definition of "Variable Account" so it is not circular. Likewise, where the prospectus includes circular language to describe a term or process, please revise/clarify. *See*, *e.g.*, "Withdrawal Start Date" (p. 11, column 2, bottom) and "early withdrawals" (p. 12, ¶ 3).

c. Other Terms. Please capitalize and define the following additional terms: benefit base (p. 11), and Attained Age (p. 15). We note that the prospectus text includes some capitalized terms that are similar to terms that appear in the glossary but they are not defined (*e.g.,* "Original Lifetime Withdrawal Percentage" and "Standard Lifetime Withdrawal Percentage"). To avoid confusion, please ensure that all special terms are properly defined. Where appropriate, directly describe the differences between terms that are easy to confuse (*e.g*., "Original Lifetime Withdrawal Percentage" and "Original *Guaranteed* Lifetime Withdrawal Percentage"). (Emphasis added.)

4. *Underlying Fund Fee Table (p. 6).* Please confirm that the maximum and minimum charge figures include fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more Acquired Funds per Instruction 3(f) to Item 3 of Form N-1A.

5. *Expense Example (p. 6).* As there is no Spousal Continuation Option charge, please delete the sentence above the expense table which reads, "[f]or those contracts that do not elect the Spousal Continuation Option, the expenses would be lower." Otherwise, revise the sentence to indicate how the Spousal Continuation Option increases fees without a corresponding charge for the feature.

6. *Right to Refuse Purchases Payments (p. 7).* The definition of Annuitant says, "[t]he Annuitant and Contract Owner must be the same person for contracts described in this prospectus." If the owner and annuitant are the same person, what is the difference between "age" and "Annuitant Age" is the paragraph immediately above the Dollar Limit Restrictions heading on page 7? Fix or explain.

7. *Right to Examine (p. 8).* The cover letter specifically states that this product was "developed for the sole purpose of serving as an IRA rollover product that will be used in connection with certain unregistered retirement plans in which Nationwide offers an in-plan guarantee." Please confirm that this purpose is consistent with the free-look disclosure on page 8. Specifically, confirm that different free-look periods could apply to a rollover product of this kind "depending on whether [the] purchase is replacing another annuity contract you own."

8. *The Contract in General (p. 9).*
a. State Variations. The statement immediately under this heading sentence reads, "[n]ot all benefits, programs, features and investment options described in this prospectus are available or approved for use in every state." In light of this contract's limited purpose and limited features, is this disclaimer accurate? If so, is there a reason this prospectus does not include Nationwide's standard appendix summarizing the provisions that vary in each state?

b. Contract Fee Variations Over Time. The disclosure states, "[t]he contract fees may not be the same in later Contract Years as they are in early Contract Years." This language usually appears in Nationwide products that have withdrawal charges or other fees that are based on a declining fee schedule. That does not appear to be the case for this product. Please delete the statement or revise it to indicate the fees that may differ over time.

9. *Types of Payments Nationwide Receives (p. 10).* Please add disclosure describing any additional direct or indirect benefit Nationwide receives due to underlying investment options that are fund of funds that are, in turn, invested in affiliated underlying (bottom-tier) funds.

10. *Amount of Payments nationwide Receives (p. 10).* Please confirm that the website link in the last sentence will direct the reader to the information described. The Staff was not able to locate this information from the current URL.

11. *Profitability (p. 10).* Please confirm that the boilerplate language in this paragraph is correct based upon the limited purpose for which this product is designed. Otherwise, revise the disclosure as appropriate for this unique contract.

12. *Mortality and Expense Risk Fee (p. 11).* If correct, please add "and deducted" after the word "computed" in the second sentence under this heading. The relevant statement reads, "[t]his amount is computed on a daily basis and is equal to an annualized rate of 0.50% of the Daily Net Assets of the Variable Account."

13. *Guaranteed Lifetime Withdrawals: The Annual Benefit Base Review (p. 12).* Please provide more specific information about the procedures involved in canceling the automatic Annual Benefit Base Review and Nationwide's right to change or terminate the automatic Annual Benefit Base Review program.

14. *Lifetime Withdrawal Percentage (p. 13).* Please add a plain English sentence summarizing the basic impact of the weighted average calculation. The summary statement should make clear why the calculation matters to a contract owner.

15. *Guaranteed Lifetime Withdrawals (p. 13).* If correct, please draw attention to the fact purchasers who were taking payments under their Previous Plans cannot make subsequent purchase payments under this contract.

16. *Settlement Options (p. 15).*
a. Default Option. Please consider using bold text or some other means of drawing attention to the statement immediately above the underlined heading "Age Based Lump Sum Settlement Option." The relevant sentence begins, "[i]f a Contract Owner does not make an election within 60 days of the date of the notification letter... ."

b. Underwritten Lump Sum Settlement Option. For underwritten lump sum settlements, what date is used to determine the value upon which the lump sum settlement amount is based?

17. *Spousal Continuation Option (p. 16).* Please consider using bold text or some other means of drawing attention to the sentence stating that Income Contract owners cannot remove the Spousal Continuation Option under this contract. Also, in the subsection called "Risks Associated with the

Spousal Continuation Option," please explain what happens in situation (3) (*i.e.*, when the marriage ends due to divorce, dissolution or annulment). If correct, specifically state that (a) the Lifetime Withdrawal Percentage will not be recalculated; and (b) the Contract Owner's lifetime payments remain lower based on the Guaranteed Lifetime Withdrawal Amount associated with the Spousal Continuation Option.

18. Other Required Disclosure, Exhibits, and Representations. Any exhibits, financial statements and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement. We note that a significant number of the required exhibits are still pending and recommend that you provide them as soon as possible to provide the Staff with adequate time to ensure they satisfy all regulatory requirements. We further urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing nor does the participation in the comment process;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does participation in the comment process; and

- the insurance company may not assert this action or participation in the comment process as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter filed as EDGAR correspondence associated with the initial registration statement. The letter should include the acknowledgements requested in the final comment above and an explanation of how Registrant has revised the disclosure to satisfy each of our comments. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request the acceleration of the effective date of the registration statement. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at 202.551.6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products